SEC FILE NUMBER 001-33891

CUSIP NUMBER 68628V308
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Orion Group Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

12000 Aerospace Ave., Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77034
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orion Group Holdings, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2018 (“Annual Report”),within the prescribed time period (by March 18, 2019) resulting from unanticipated delays that have impacted our ability to timely prepare our financial statements and complete our assessment of the effectiveness of internal controls over financial reporting in order for our auditors to perform all their required procedures.  The delays resulted from extended evaluations of goodwill impairment testing and income tax adjustments, among other things.  The Company expects to file its Annual Report on Form 10-K within the prescribed time allowed pursuant to Rule 12b-25 (by April 2, 2019).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Tabb	(713)	852-6500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the matters discussed in Part III above, the Company is not in a position to provide any specific estimate or anticipated changes in results of operations from the corresponding period for the last fiscal year that will be reflected in the financial statements to be included in the 2018 Annual Report on Form 10-K.

The Company expects that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected in its financial statements. The Company expects to report an operating loss and net loss for the year ended December 31, 2018. These expected results are significantly lower than the operating income and net income reported in the prior fiscal year, primarily due to: (1) the impairment of goodwill during the year ended December 31, 2018, as a result of a decline in market capitalization, (2) unfavorable changes in our estimates on construction projects in both the marine and concrete segments, and (3) taking a reserve on certain customer disputed accounts receivables.

Orion Group Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Mark R. Stauffer
March 18, 2019	Mark R. Stauffer
President and Chief Executive Officer